May 12, 2017

EDGAR

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form N-CSR John Hancock Current Interest John Hancock Money Market Fund (the “Registrant”)

File Nos. 2-50931; 811-2485

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending March 31, 2017.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer